EXHIBIT 21

Subsidiaries of the Registrant

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization

HF Financial Corp.	Home Federal Savings Bank	100%	Delaware

HF Financial Corp.	HomeFirst Mortgage Corp.	100%	South Dakota

HF Financial Corp.	HF Card Services L.L.C.	100%	South Dakota

Home Federal Savings Bank	Hometown Insurors, Inc.	100%	South Dakota

Home Federal Savings Bank	Mid-America Service Corporation	100%	South Dakota

Home Federal Savings Bank	PMD, Inc.	100%	South Dakota

HomeFirst Mortgage Corp.	Mid America Capital Services, Inc. d/b/a/Mid America Leasing	100%	South Dakota

The financial statements of HF Financial Corp. are consolidated with those of its subsidiaries.